Lihua International, Inc.
c/o Lihua Holdings Limited
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PRChina 212312

January 14, 2009

United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Sanderson

RE:	Lihua International, Inc. (the “Company”) Form S-1 (the “Registration Statement”) File Number 333-156120

To Whom It May Concern:

On January 12, 2009, the Company requested acceleration of the effective date and time of the Registration Statement to 4:00 p.m. on January 14, 2009, or as soon thereafter as practicable.  The Company hereby withdraws such request until further notice.

Very truly yours, LIHUA INTERNATIONAL, INC.. By:/s/Jianhua Zhu Name: Jianhua Zhu Title: Chief Executive Officer